PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.02/DIR/1684

Jakarta, December 30, 2002

File Number :
82-34694

Securities and Exchange Commiss
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS	DATE
1	Disclosure information of share ownership of Mr. Lukito Winarto being the Commissioner of the Company *	October 2, 2002
2	Use of Proceed of Right Issue I *	October 7, 2002
3	Disclosure information of Bank Buana's Share Stock Split plan from Rp 500. - per share to Rp 250. - per share and Interim Cash Dividend Rp 57 billion *	October 21, 2002
4	Announcement Publication to Shareholders of Shareholders Extraordinary Meeting (EGM) *	October 28, 2002
5	Notification Publication to Shareholder of EGM *	November 11, 2002
6	Publication of 2002 Third Quarter Financial Report *	November 14, 2002
7	Publication on the Result of EGM *	November 26, 2002
8	Publication on the Schedule of Stock Split *	December 2, 2002

* *Translations or summary translations are attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mr. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA DIREKSI JAKARTA

Pardi Kendy Safrullah Hadi Saleh

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694

Attachment 1/8

Jakarta, October 2, 2002

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Disclosure Information of Share Ownership of Mr.Lukito Winarto

Dear Sir/Madam,

With reference to the Bapepam's Rule No. X.M.1, attachment of the Decision of The Chairman of Bapepam No. Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, I would like to inform you changes in my shares composition as follows:

1. Name	: Lukito Winarto
Address	: Jln. Taman Daan Mogot, Jakarta Barat
Nationality	: Indonesian
Position	: Commissioner of PT Bank Buana Indonesia Tbk.
2. Total Shares Purchased	: 465,145 shares
3. Price Share Purchased	: Rp.500.-
4. Date of Transaction	: September 25, 2002
5. Purpose of Transaction	: Implementation of Rights Trading from Right Issue I-2002

Please be informed accordingly.

Yours truly,

Lukito Winarto

could be picked up in person on December 23, 2002 at PT Sirca Datapro Perdana, Jl. Johar No.18, Menteng, Jakarta Pusat.

3. For those Shareholders who hold Certificate of Shares (and have been listed) and would like to do scriptless trading could request the conversion of shares on December 11, 2002.

Jakarta, 2 December 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA Tbk.

File Number : **82-34694**

Attachment of 2/8

No.02/DIR/1311

Jakarta, October 2, 2002

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue I

In order to fulfill the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 81/PM/1996 dated on January 17, 1996, which is amended to No: Kep-15/PM/1997 dated on April 30, 1997, please acknowledge the use of PT Bank Buana Indonesia Tbk Right Issue I – September 2002 proceed as follows:

No	Information	Total (In Thousand Rupiah)
1	Funds obtained from Right Issue I (248.164.734 * Rp 500)	124,082,367
2	Emission Expense	2,006,840
3	Net Funds Obtained	122, 075,527
4	Use of Proceed up to September 30, 2002	-
5	Balance	122, 075,527

The above balance is invested in:

Form : Certificate of Bank Indonesia
Due date : October 10, 2002
Interest rate : 13.875%
Proof certificate No. : 4/1209 207/PTPU/SBI

For reference, copy of Certificate of Bank Indonesia along with the attachment of Bapepam's Rule No. X.K.4 are enclosed.

In the meantime, we thank you for your kind attention.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

RM NUMBER : X.K.4

chment
e Number X.K.4

e of Proceeds of Right Issue I - 2002

ne of Issuer	**PT Bank Buana Indonesia Tbk**
e of Business	**Public National Bank**
ephone	**(021) 633-0585; 6386 - 5927**
simile	**(021) 631-2340**

iod: 1 July 2002 up to 30 September 2002

(In Million Rupiah)

Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
		Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
					Branch Office	Technology				Branch Office	Technology				
2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	(5%) 6,028.35	(5%) 6,028.35	0.00	(90%) 108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	0.00
Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	(20%) 24,415.11	(20%) 24,415.11	(10%) 12,207.55	(50%) 61,037.76	122,075.53	0.00	0.00	0.00	0.00	0.00	122,075.53

Jakarta, October 7, 2002
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh   Pardi Kendy

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694

Attachment 3/8

No. 02/DIR/1372

Jakarta, 21 October 2002

Mr. Herwidayatmo
The Head of Badan Pengawas Pasar Modal
Gedung Baru Departement Keuangan
Jl. Dr. Wahidin No. 1
Jakarta 10710

Re: Information Disclosure that has to be announced to Public

Dear Sir/ Madam,

With reference to the Bapepam's Rule No. X.K.1 and attachment of the Decision of the Chairman of Bapepam No: Kep-86/PM/1996 dated January 24, 1996, please be informed on the following plans, which have been decided by the Board of Directors on October 18, 2002 and approved by the Board of Commissioners:

1. To Perform a Stock Split, The nominal value would be changed from Rp. 500.00 (Five Hundred Rupiahs)/share to Rp. 250.00 (Two Hundred Fifty Rupiahs)/ share. It would be done after obtaining the approval from the General Meeting of Shareholders and any related institution accordingly.

2. To Distribute an Interim Dividend from 2002's revenue as much as for Rp. 57,000,000,000.00 (Fifty Seven Billion Rupiahs). It would be conducted after obtaining the approval from Bank Indonesia, Indonesian Banking Restructuring Agency (IBRA) and other related institution.

Thank you for your attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Pardi Kendy

File Number :
82-34694

Attachment of 4/8

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed to all Shareholders that on Sunday, November 25, 2002 the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards).

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on November 11, 2002, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of November 8, 2002 at 4:00 PM.

All proposal from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 21 section 7 of the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before November 11, 2002 at the latest.

Jakarta, October 28, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

PT BANK BUANA INDONESIA Tbk.

File Number : **82-34694**

Attachment 5/8

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary Shareholders Meeting which is going to be held on:

Day/Date : **Monday/ November 25, 2002**
Time : **10:00 AM – finish**
Venue : **Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin , Jakarta 10340**

Agenda:

1. Amendment of paragraph 4 Article of Association, regarding stock split from nominal value of Rp. 500.-/ share (five hundred rupiah) to Rp. 250,-/share (two hundred fifty rupiah).
2. Appointment of the member of Board of Commissioner and the member of the Board of Directors.

Remarks:

1. The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of November 8, 2002 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, November 11, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694
Attachment 6/8

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002 and 2001

(In Million Rupiahs)

No.	POS - POS	30 September 2002	30 September 2001
	ASSETS		
1.	Cash	208,234	91,216
2.	Placement at Bank Indonesia	5,935,621	6,751,906
	a. Demand Deposito at Bank Indonesia	525,827	502,388
	b. Certificate of Bank Indonesia	5,409,794	6,249,518
	c. Others	0	0
3.	Demand Deposits at Ohter Bank	58,900	142,716
	a. Rupiahs	4,668	4,044
	b. Foreign Currencies	54,232	138,672
4.	Interbank Placements	774,353	755,263
	a. Rupiahs	147,858	63,500
	b. Foreign Currencies	626,495	691,763
	Allowance for Interbank Placements at Other Banks -/-	(8,333)	(8,976)
5.	Securities Held	726,729	472,322
	a. Rupiahs	44,529	31,372
	i. Trading	10,000	9,956
	ii. Available for Sale	18,784	17,600
	iii. Held to Maturity	15,745	3,816
	b. Foreign Currencies	682,200	440,950
	i. Trading	0	0
	ii. Available for Sale	20,605	29,608
	iii. Held to Maturity	661,595	411,342
	Allowance for Securities Held -/-	(11,807)	(5,661)
6.	Goverment Bonds Held	422,525	93,679
	a. Trading	422,525	93,679
	b. Available for Sale	0	0
	c. Held to Maturity	0	0
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	500,000	497,259
	a. Rupiahs	500,000	497,259
	b. Foreign Currencies	0	0
	Allowance for Sercurities Purcahsed under Agreement to Resell -/-	(5,000)	(4,973)
8.	Derivative Assets	428	455
	Allowance for Derivative Assets -/-	(4)	(5)
9.	Credit Extended (Loan)	3,717,687	2,500,038
	a. Rupiahs	3,637,027	2,391,777
	i. Connected Parties	47,630	17,534
	ii. Others Parties	3,589,397	2,374,243
	b. Foreign Currencies	80,660	108,261
	i. Connected Parties	0	0
	ii. Others Parties	80,660	108,261
	Allowance for Credit Extended -/-	(92,707)	(132,701)
10.	Acceptance Assets	15,964	9,631
	Allowance for Acceptance Assets -/-	(160)	(96)
11.	Equity Participation	889	7,889
	Allowance for Equity Participation	(71)	(79)
12.	Deferred Income	64,032	43,104
13.	Prepaid Expenses	20,061	14,571
14.	Prepaid Taxes	90,855	43,334
15.	Deferred Tax Assets	4,791	0
16.	Fixed Assets	450,003	285,622
	Accumulated Depreciation of Fixed Assets -/-	(128,777)	(101,585)
17.	Leased assets	0	0
	Accumulated leased assets -/-	0	0
18.	Transferred Collaterals	20,403	26,745
19.	Other Assets	140,991	87,057
	TOTAL ASSETS	**12,905,607**	**11,568,731**
		0	0

File Number :
82-34694

Attachment 6/8

NERACA
PT BANK BUANA INDONESIA TBk.
Periode 30 September 2002 and 2001

(In Million Rupiahs)

No.	POS - POS	30 September 2002	30 September 2001
	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,851,394	2,782,885
	a. Rupiahs	1,774,953	1,805,917
	b. Foreign Currencies	1,076,441	976,968
2.	Other Current Liabilities	125,848	87,433
3.	Saving Deposits	3,622,176	3,819,810
4.	Time Deposits	4,362,893	3,706,856
	a. Rupiahs	4,009,630	3,329,422
	i. Connected Parties	77,865	31,661
	ii. Others Parties	3,931,765	3,297,761
	b. Foreign Currencies	353,263	377,434
	i. Connected Parties	34,101	16,844
	ii. Others Parties	319,162	360,590
5.	Certificates of Deposit	19	19
	a. Rupiahs	19	19
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	323,801	70,317
7.	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	116	267
9.	Acceptance Liabilities	15,964	9,631
10.	Securities Issued	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings	53,143	77,846
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others	53,143	77,846
	i. Rupiahs	47,561	54,343
	- Connected Parties	0	0
	- Others Parties	47,561	54,343
	ii. Foreign Currencies	5,582	23,503
	- Connected Parties	0	0
	- Others Parties	5,582	23,503
12.	Allowance for losses on Commitments and Contigencies	1,846	2,303
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	24,185	26,891
15.	Income Tax Asseessment	0	0
16.	Deferred Tax Liabilities	0	934
17.	Other Liabilities	272,366	140,961
18.	Subordinated Loans	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity	1,251,856	842,578
	a. Paid Up Capital	744,494	485,000
	b. Agio (disagio)	165,772	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	0	
	g. Other Comprehensive Incomes	0	0
	h. Difference in Value of transactions with entities under commom control	(5,898)	(6,220)
	h. Retained Earnings	244,208	340,231
	TOTAL LIABILITIES AND EQUITY	**12,905,607**	**11,568,731**
		0	0

File Number :
82-34694
Attachment 6/8

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA TbK.
Periode September 2002 and 2001

(In Million Rupiah)

No.	POS - POS	30 September 2002	30 September 2001
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	1,256,957	1,154,996
	a. Rupiahs	1,222,612	1,091,368
	b. Foreign Currencies	34,345	63,628
	1.2. Provisions and Commisions	23,754	17,399
	a. Rupiahs	23,439	17,065
	b. Foreign Currencies	315	334
	Total Interest Revenue	**1,280,711**	**1,172,395**
2.	Interest Expense		
	2.1. Interest Expense	818,655	741,174
	a. Rupiahs	799,057	696,041
	b. Foreign Currencies	19,598	45,133
	2.2. Commisions & Previsions	0	0
	Total Interest Expense	**818,655**	**741,174**
	Net Interest Income	**462,056**	**431,221**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commisions and Fees	14,388	14,648
	3.2. Revenues On Foreign Currencies	5,307	7,994
	3.3. Gain On Investment in Securities	70,040	35,539
	3.4. Others Revenues	51,667	29,396
	Total Other Operating Revenues	**141,402**	**87,577**
4.	Net Charge of Losses On Earning Assets	38,323	85,800
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	157,140	123,197
	6.2. Personel Expenses	176,692	139,884
	6.3. Losses on Invesment in Securities	0	0
	6.4. Losses on Foreign Exchange Transaction	0	0
	6.5. Others Expenses	9,636	10,939
	Total Other Operating Expenses	**343,468**	**274,020**
	NET OPERATING REVENUE/EXPENSE	**221,667**	**158,978**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	10,850	19,544
8.	Non Operating Expenses	1,614	1,288
	Net Non Operating Revenue/Exepense	**9,236**	**18,256**
9.	**Extraodinary Gain/Loss**	0	0
10.	Profit/Loss before Tax Income	**230,903**	**177,234**
11.	Estimation on Income Tax Assessment -/-	0	0
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING YEAR)**	**230,903**	**177,234**
13.	Minority Interest -/-	0	0
14.	Retained Earning Carried Forward	13,305	162,997
15.	Dividend -/-	0	0
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**244,208**	**340,231**
18.	**Earnings (Net Income) per Share**	**208**	**183**

File Number :
82-34694

Attachment 6/8

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002 and 2001

(In Million Rupiah)

No.	POS - POS	Posisi 30 Septembert 2002	Posisi 30 September 2001
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims	**0**	**0**
	Committed Liabilities		
1.	Undisbursed Credit Line	1,612,143	1,360,452
	a. Rupiahs	1,612,143	1,360,452
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/Cs	64,847	59,961
3.	Others	0	0
	Total Commited Liabilities	**1,676,990**	**1,420,413**
	TOTAL NET COMMITED	**(1,676,990)**	**(1,420,413)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest Income in Settlement Process	1,761	591
	a. Rupiahs	1,761	591
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**1,761**	**591**
	Contingent Liabilities		
1.	Guarantees issued	86,865	86,650
	a. Bank Guarantees	86,385	86,300
	- Rupiahs	114,240	79,923
	- Foreign Currencies	5,926	6,377
	b. Others	0	350
2.	Outstanding Revocable Trade L/Cs	0	0
3.	Others	3,138	9,187
	TOTAL CONTINGENT LIABILITIES	**123,304**	**95,837**
	TOTAL NET CONTINGENCIES	**(121,543)**	**(95,246)**

File Number :
82-34694
Attachment 6/8

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002

(In Million Rupiah)

		Nilai pasar dari Kontrak		Tagihan dan Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	**Exchange Rate Related**	140,794	0	428	115	0
1	Spot	49,896	0	0	0	0
2	Forward	1,470	0	0	7	0
3	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4	Future	0	0	0	0	0
5	Swap	89,428	0	428	108	0
6	Other	0	0	0	0	0
B.	**Interest Rate Related**					
1	Forward	0	0	0	0	0
2	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
JUMLAH				**428**	**115**	

File Number :
82-34694
Attachment 6/8

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2002 and 2001

(In Million Rupiah)

Pos - Pos	30 September 2002						30 September 2001					
	L	DPK	KL	D	M	Jumlah	L	DPK	KL	D	M	Jumlah
(Related) Parties												
acements	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
ird Parties	45,038	1,070	1,522	0	0	47,630	17,534	0	0	0	0	17,534
ale Business Credit (KUK)	785	0	0	0	0	785	810	0	0	0	0	810
Loans	3,838	0	0	0	0	3,838	1,802	0	0	0	0	1,802
uctured	0	0	0	0	0	0	0	0	0	0	0	0
structed	3,838	0	0	0	0	3,838	1,802	0	0	0	0	1,802
estructured Loans	0	1,070	0	0	0	1,070	1,220	0	0	0	0	1,220
	40,415	0	1,522	0	0	41,937	13,702	0	0	0	0	13,702
cipation to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
ank Financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
Restructuring Purposes (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
ns to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
nts and Contigencies to Thrid Parties	0	0	0	0	0	0	0	0	0	0	0	0
nected Parties												
Placements	1,951,766	0	1	0		1,951,767	901,079	0	0	0	0	901,079
o Bank Indonesia and Third Parties	5,974,659	0	0	0	0	5,974,659	7,312,778	0	0	0	0	7,312,778
hird Parties	3,456,084	88,550	107,435	4,300	12,022	3,668,391	2,387,889	36,863	10,536	1,420	42,697	2,479,405
cale Business Credit (KUK)	886,474	15,384	3,885	1,728	3,113	910,584	698,032	8,581	2,528	485	799	710,425
Loans	177,315	2,344	289	0	494	180,442	77,279	1,437	707	0	6,521	85,944
ructured	0	0	0	0	0	0	0	0	0	0	0	0
estructured	177,315	2,344	289	0	494	180,442	77,279	1,437	707	0	6,521	85,944
estructured Loans	0	0	90,349	1,183	2,004	93,536	1,648	20,414	3,301	0	0	25,363
	2,392,295	70,822	12,912	1,389	6,411	2,483,829	1,610,930	6,431	4,000	935	35,377	1,657,673
icipation to Third Parties	325	0	0	0	63	388	7,889	0	0	0	0	7,889
Bank Financial Institution non-bank	325	0	0	0	63	388	7,889	0	0	0	0	7,889
Restruturing Purposes (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
ns to Third Parties	15,964	0	0	0	0	15,964	10,086	0	0	0	0	10,086
nts and Contigencies to Thrid Parties	184,996	17	0	0	0	185,013	193,652	0	0	0	367	194,019
	11,628,832	**89,637**	**108,958**	**4,300**	**12,085**	**11,843,812**	**10,830,907**	**36,863**	**10,536**	**1,420**	**43,064**	**10,922,790**
y Allowance for Earning Asset Losses	62,190	4,482	10,440	329	5,478	82,919	45,816	1,833	568	259	28,836	77,312
l Allowance for Earning Asset Losses	99,200	4,482	10,440	329	5,478	119,929	123,300	1,833	568	259	28,836	154,796
ank's Assets Pledged as Collateral	[redacted]					0	[redacted]					0
Indonesia	[redacted]					0	[redacted]					0
r Parties	[redacted]					0	[redacted]					0
e of Small Scale Business Credit to Total Credit	[redacted]					24.53%	[redacted]					28.48%
e of Small Scale Business Credit Debtor to Total Debto	[redacted]					49.67%	[redacted]					59.61%

File Number :
82-34694
Attachment 6/8

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002 and 2001

KETERANGAN	30 September 2002	30 September 2001
I. COMPONENTS		
A. Core Capital	**993,707**	**727,385**
1. Paid Up Capital	744,494	485,000
2. Disclosed Reserves		
a. Agio	165,772	23,567
b. Disagio (-/-)	0	0
c. Donated Capital	0	0
d. General and Appropriated Reverses	13,000	10,000
e. Previous Years Profit After Tax	(4,486)	152,997
f. Previous Years Losses -/-	0	0
g. Current Year Profit After Tax (50%)	80,825	62,041
h. Currents Year Losses -/-	0	0
i. Translation Adjusment of Overseas Branch Offices Financial Statement		
1) Positive Adjusment	0	0
2) Negative Adjusment (-/-)	0	0
j. Funds for paid Up Capital	0	0
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
l. Difference in value of transaction with entities under common control	(5,898)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	0	0
3. Goodwill (-/-)	0	0
B. Supplementary Capital (max 100% of core capital)	**169,422**	**47,472**
1. Reserves of Fixed Assets Revaluation	103,280	0
2. Gen Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	66,142	47,472
3. Loan Capital	0	0
4. Subordinated Loan (max. 50 % of Core Capital)	0	0
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	**1,163,129**	**774,857**
III EQUITY PARTICIPATION -/-	**889**	
IV. TOTAL CAPITAL (II-III)	**1,162,240**	**774,857**
V. RISK - WEIGHTED ASSETS	**5,291,380**	**3,797,781**
VI. ESTABILISHED CAPITAL ADEQUACY RATIO (IV:V)	**21.96%**	**20.40%**
VII REQUIRED CAPITAL ADEQUACY RATIO	**8.00%**	**8.00%**

File Number :
82-34694

Attachment 6/8

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002 and 2001

No.	Rasio (%)	30 September 2002	30 September 2001
I.	**Capital**		
	1. CAR	21.96%	20.40%
	2. Fixed Assets to Capitals	38.72%	3.45%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	1.06%	0.50%
	2. NPL	3.37%	2.19%
	3. Allowance for Earnings Assets Losses to Earning Assets	1.01%	1.42%
	4. Compliance of Allowance for Earning Assets Losses	144.63%	200.22%
III.	**Rentability**		
	1. ROA	2.50%	2.03%
	2. ROE	34.23%	32.15%
	3. NIM	5.40%	5.29%
	4. Operating Expenses to Operating Revenues	84.41%	87.38%
IV.	**Liquidity**		
	LDR	34.29%	24.22%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	4.79%	4.78%
	3. Net Open Positions	4.21%	2.07%

File Number :
82-34694

Attachment 6/8

PT BANK BUANA INDONESIA Tbk.
Periode 30 September 2002 dan 2001
OWNERS AND MANAGEMENT

MANAGEMENT

Board Of Commisioners

- Chairman : R. Rachmad
- Commisioner Lukito Winarto
- Commisioner Wimpie Wirja Surja

Board Of Directors

- President Director : Jimmy Kurniawan Laihad
- Managing Director Aris Janasutanta Sutirto
- Managing Director Eddy Muljanto
- Managing Director Pardi Kendy
- Managing Director Safrullah Hadi Saleh

OWNERS

- PT Sari Dasa Karsa :	61.52%
- PT Makindo Tbk.	7.03%
- Others/Public	31.45%
Total	100,00%

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all shareholders that Extraordinary Shareholders' Meeting has been held on November 25, 2002 at the Istana Ballroom in Hotel Sari Pan Pacific, Jl. M.H. Husni Thamrin, Jakarta Pusat. The Meeting has resolved the following:

I. First Agenda:
Approves the Bank to amend the fourth Article of Article of Association regarding the Stock Split based on the following conditions:

a. The stock nominal value will alter from Rp. 500.00 (five hundred Rupiahs)/ share to Rp. 250.00 (two hundred and fifty Rupiahs)/ share, thus the share capital becomes 7,200,000,000.00 (seven billion and two hundred million) shares. The issued and paid-in share capital becomes 2,977,976,810 (two billion nine hundred seventy seven million nine hundred seventy six thousand and eight hundred ten) shares

b. Gives power to the Board of Directors to notify the decision of the first agenda of the meeting on Notary Deed in front of a Notary which includes the request for approval from the authorized institution, to apply and inform the amendments of the Article of Association, so that the amendments in the Article of Association are valid according to the laws, including for the purpose of altering or adding on the amendments of Article of Association if demanded by the authorized institution and fulfilling everything necessary according to the regulations and deciding a stock split schedule and procedure by considering the stock exchange regulations.

II. Second Agenda
Approves the appointment of new members for Board of Commissioners and Board of Directors for the following:

a. Mr. Soetadi Limin is appointed as a member of Board of Commissioners since the meeting is closed until the General Shareholder's Meeting in 2003. Thus, the total member of Board of Directors are 4 people, which include:

President Commissionaire	:	R. Rachmad
Commissionaire	:	Lukito Winarto
Commissionaire	:	Wimpie Wirja Surja
Commissionaire	:	Soetadi Limin

b. Mr. Ishak Sumarno and Mr. Soehadi Tansol are appointed as the member of Board of Directors since the approval of Bank Indonesia until the General Shareholder's Meeting in 2004. Thus, the total number of the Board of Director are seven people, which include:

President Director	:	Jimmy Hendricus Kurniawan Laihad
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh
Director	:	Ishak Sumarno
Director	:	Soehandi Tansol

c. Approves the power to determine the wages and/or other compensations of the members of Board of Directors who are appointed in this meeting to the Board of Commissioners. Approves the power to determine the wages and/or other compensations of the new member of Board of Commissioners who are appointed in this meeting to the major shareholder of the Bank Buana, which is PT Sari Dasa Karsa. Gives power to the Board of Directors to amend the members of Board of Commissioners and Board of Directors with separate Notary Deed in front of Notary (if necessary) and to handle the notification and application to the authorized institution.

Jakarta, November 26, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION OF STOCK SPLIT IMPLEMENTATION TO THE STOCKHOLDERS

With reference to the decision of Extraordinary General Shareholders' Meeting on November 25, 2002 regarding the Stock Split, please be informed that the amendment of The Article of Association regarding this issue has been stated on Notary Deed No. 39 dated on November 25, 2002, prepared by Fathiah Helmi S.H., Notary in Jakarta. The said amendment has also been received and noted by Department of Justice and Human Right of the Republic of Indonesia No. C-23380 HT.01.04.TH.2002 dated on November 27, 2002 and recorded in the Company's Registration at Department of Industry and Trading under No. 2421/RUB.09.02/XI/2002 November 28, 2002.

In line with the said decision, the nominal value of share would be split from Rp 500.00 (Five Hundred Rupiah)/share to Rp.250.00 (Two Hundred Fifty Rupiah)/share under the following schedule and procedure:

No	Action	Date
1	Final date of stock trading with an old nominal value (Rp 500.00/share) in the Regular and Negotiation Markets	December 17, 2002
2	Commencement date of stock trading with the new nominal value (Rp.250.00/share) in Regular and Negotiation Markets	December 18, 2002
3.	Final date to complete all transactions with an old nominal value (Rp 500.00/share)	December 20, 2002
4.	Recording Date	December 20, 2002
5.	Period of stock trading in Cash Market with an old nominal value (Rp 500.00/share)	December 18, 2002 - December 20, 2002
6.	Distribution of shares with the new nominal value (Rp250.00/share) to the Account Holders	December 23, 2002
7.	Commencement date of stock trading with new nominal value (Rp250.00/share) in Cash Market	December 23, 2002
8.	The starting date of stock trading with new nominal value (Rp 250.00/share)	December 23, 2002

Note:

1. For the shareholders who hold a PT Kustodian Sentral Efek Indonesia (KSEI) Account, the implementation of stock split on account at the end of December 23, 2002. On December 23, 2002, the new total amount of shares would be listed on the account.
2. Shareholders who do not hold KSEI Account or who still hold Certificate of Shares, request could be made starting from December 3, 2002. The new Certificate of Shares

could be picked up in person on December 23, 2002 at PT Sirca Datapro Perdana, Jl. Johar No.18, Menteng, Jakarta Pusat.

3. For those Shareholders who hold Certificate of Shares (and have been listed) and would like to do scriptless trading could request the conversion of shares on December 11, 2002.

Jakarta, 2 December 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors